Britton and Koontz

Capital Corporation

and Subsidiaries

Annual Report


05049583


BK Bank
Britton&Koontz

Ask Us.


PE
12-31-04


PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Answers. ***Since 1836.***

Banking always has been,
and will continue to be,
fundamentally a relationship business
built on trust between the banker
and the customer.
Attention to the fundamentals
of our business enhances
our opportunities for growth.

MESSAGE TO SHAREHOLDERS

To Our Shareholders

Your company's earnings continued to improve in 2004. Although the increase in earnings per share showed a modest increase of 3.8% for the year, the fourth quarter ended on a promising note increasing 18% over the fourth quarter of 2003. The price of a share of BKBK increased over 5% during the year; and, with a dividend payout of $.64 per share, the dividend yield averaged in excess of 3.5%.

The improvement throughout the year — especially in the fourth quarter — was primarily attributable to our efforts to reduce overhead. We closed three nonstrategic branches in Natchez and Baton Rouge, while significantly upgrading two facilities in those markets. In order to focus our energies on our established presence in Vicksburg, Natchez, and Baton Rouge, we also pulled back from the Madison market before making a significant investment in personnel and facilities.

We enter 2005 on a positive track. Having paid close attention to costs, we have increased our sales efforts in our existing markets, as evidenced by continued loan growth during 2004. Competition for quality loans remains intense, while demand, particularly for commercial loans, continues to increase. B&K's strong capital and liquidity, as well as our motivated bankers, position us to benefit materially from improvement in loan demand.

Throughout the year we have focused on our theme "Answers. Since 1836." reflecting our long standing commitment to relationship banking. While we continue to upgrade facilities, equipment and products, the goal of providing our customers with accessible, professional bankers who understand the local communities in which they work remains unchanged. Banking always has been — and will continue to be — fundamentally a relationship business built on trust between the banker and the customer. Attention to the fundamentals of our business enhances our opportunities for growth.

In closing, I would like to recognize Albert W. Metcalfe for his 37 years of service on the Board of Directors. Albert, who will retire upon reaching the mandatory retirement age set by the board, has served actively as Secretary of the company and as the Chairman of the Audit Committee. On behalf of the entire board, I thank Albert for his devotion and service to shareholders, customers, and employees of Britton & Koontz Bank.



W. Page Ogden
Chairman, President, and CEO



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

Financial Highlights

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

YEAR END BALANCE	2004	2003	2002	2001	2000
Total Assets	$ 377,196	$ 373,032	$ 308,879	$ 298,856	$ 270,119
Gross Loans (net of unearned income)	219,311	206,591	180,398	179,711	186,861
Loans held for sale	1,688	3,102	4,393	5,416	-
Allowance for Loan Losses	2,237	2,070	2,129	2,108	1,884
Total Deposits	226,288	232,934	233,012	217,680	211,323
Stockholders' Equity	31,152	30,197	29,329	28,291	25,524
FOR THE YEAR					
Net Interest Income	$ 13,309	$ 13,236	$ 12,649	$ 12,080	$ 11,086
Net Income	2,844	2,739	1,240	3,248	2,691
PER SHARE					
Earnings Per Share-Basic	$ 1.35	$ 1.30	$ 0.59	$ 1.54	$ 1.29
Earnings Per Share-Diluted	1.34	1.29	0.59	1.54	1.28
Cash Dividends	0.64	0.64	0.62	0.61	0.60
Book Value	14.72	14.29	13.88	13.41	12.15
Year End Stock Price	18.25	17.27	14.60	15.00	12.00
OTHER KEY INFORMATION					
Return on Average Assets (%)	0.76	0.80	0.41	1.19	0.98
Return on Average Equity (%)	9.22	9.08	4.23	12.76	10.70
Dividend Payout (%)	47.58	49.38	105.67	39.61	43.00
Efficiency Ratio (%)	70.51	69.80	70.79	60.69	69.07
Net Interest Income/Average Earning Assets (%)	3.76	4.13	4.51	4.73	4.32
Allowance for Loan Losses/Loans (%)	1.02	1.00	1.18	1.17	1.01
Non Performing Loans/Loans (%)	0.41	0.74	1.29	1.56	0.74
Loans/Deposits (%)	96.92	88.69	77.42	82.56	88.42
Total Stockholders' Equity/Assets (%)	8.26	8.09	9.50	9.47	9.45
Total Risk-Based Ratio (%)	15.43	15.39	14.71	14.81	14.81
Tier 1 Risk-Based Ratio (%)	14.49	14.48	13.61	13.71	13.74
Tier 1 Leverage Ratio (%)	9.23	9.23	8.71	9.52	8.76
Weighted Average Shares Outstanding:					
Basic	2,114,649	2,113,087	2,109,809	2,108,973	2,080,046
Diluted	2,118,181	2,116,163	2,112,405	2,111,383	2,101,714



Hannis T. Bourgeois, LLP

Certified Public Accountants

Randy J. Bonnecaze, CPA*
Joseph D. Richard, Jr., CPA*
Ronnie E. Stamper, CPA*
Fernand P. Genre, CPA*
Stephen M. Huggins, CPA*
Monica L. Zumo, CPA*
Ronald L. Gagnet, CPA*
Douglas J. Nelson, CPA*
Celeste D. Viator, CPA*
Russell J. Resweber, CPA*
Laura E. Monroe, CPA*
R. David Wascom, CPA*
*A Professional Accounting Corporation

2322 Tremont Drive
Baton Rouge, LA 70809
Phone: (225) 928-4770
Fax: (225) 926-0945

Members American Institute of Certified Public Accountants

1175 Del Este Avenue, Suite B
Denham Springs, LA 70726

www.htbcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiaries

We have audited the accompanying Consolidated Balance Sheets of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related Consolidated Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

Hannis T. Bourgeois, LLP

Baton Rouge, Louisiana
January 26, 2005

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,

ASSETS

	2004	2003
ASSETS:		
Cash and Due from Banks:		
Non-interest bearing	$ 5,739,604	$ 7,390,638
Interest bearing	837,221	969,117
Total Cash and Due from Banks	6,576,825	8,359,755
Federal funds sold	109,031	41,361
Investment Securities:		
Held-to-maturity (market value of $41,337,742 and $44,002,578, respectively)	39,803,853	42,289,409
Available-for-sale (amortized cost of $91,068,652 and $92,186,797, respectively)	91,947,189	93,663,436
Other equity securities	5,396,600	5,181,800
Loans, less unearned income of $1,996 in 2004 and $3,931 in 2003, and allowance for loan losses of $2,236,778 in 2004 and $2,070,162 in 2003	217,073,919	204,521,159
Loans held-for-sale	1,688,338	3,102,006
Bank premises and equipment, net	8,265,756	8,596,254
Other real estate, net	1,320,337	1,741,127
Accrued interest receivable	2,127,079	2,095,662
Cash surrender value of life insurance	943,481	905,090
Core deposits, net of accumulated amortization of $625,704 in 2004 and $518,088 in 2003	988,506	1,096,122
Other assets	954,720	1,438,948
TOTAL ASSETS	$ 377,195,634	$ 373,032,129

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES:		
Deposits:		
Non-interest bearing	$ 39,868,482	$ 37,523,263
Interest bearing	186,419,447	195,410,519
Total Deposits	226,287,929	232,933,782
Federal funds purchased	6,435,000	4,550,000
Securities sold under repurchase agreements	8,103,381	9,935,300
Federal Home Loan Bank advances	96,922,871	87,575,761
Junior subordinated debentures	5,000,000	5,000,000
Accrued interest payable	984,859	830,498
Advances from borrowers for taxes and insurance	399,443	367,375
Accrued taxes and other liabilities	1,910,383	1,642,814
Total Liabilities	346,043,866	342,835,530
STOCKHOLDERS' EQUITY:		
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,130,816 and 2,127,587 shares issued; 2,116,316 and 2,113,087 shares outstanding at December 31, 2004 and 2003, respectively	5,327,040	5,318,968
Additional paid-in capital	7,254,113	7,225,408
Retained earnings	18,181,718	16,690,918
Accumulated other comprehensive income	646,272	1,218,680
	31,409,143	30,453,974
Less: Treasury stock, 14,500 shares, at cost	(257,375)	(257,375)
Total Stockholders' Equity	31,151,768	30,196,599
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 377,195,634	$ 373,032,129

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,

	2004	2003
INTEREST INCOME:		
Interest and fees on loans	$ 14,030,704	$ 14,518,794
Interest on investment securities:		
Taxable interest income	4,107,372	3,459,158
Exempt from federal income taxes	1,633,638	1,576,326
Other interest income	2,598	10,590
Total Interest Income	19,774,312	19,564,868
INTEREST EXPENSE:		
Interest on deposits	3,337,903	3,953,939
Interest on Federal Home Loan Bank advances	2,667,895	2,130,880
Interest on federal funds purchased	77,662	16,292
Interest on trust preferred securities	235,195	167,430
Interest on securities sold under repurchase agreements	146,633	60,177
Total Interest Expense	6,465,288	6,328,718
NET INTEREST INCOME	13,309,024	13,236,150
PROVISION FOR LOAN LOSSES	390,000	670,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,919,024	12,566,150
OTHER INCOME:		
Service charges on deposit accounts	1,350,548	1,355,639
Income from fiduciary activities	43,547	41,972
Income from investment activities	210,523	144,244
Net gain on sales of loans	331,593	628,705
Net gain (loss) on sales of premises and equipment	175,091	(45,612)
Other	566,484	641,789
Total Other Income	2,677,786	2,766,737
Income before Other Expenses	15,596,810	15,332,887

Continued ......

	2004	2003
OTHER EXPENSES:		
Salaries	6,060,543	5,790,994
Employee benefits	870,638	1,130,880
Director fees	203,348	172,057
Net occupancy expense	927,430	854,710
Equipment expense	979,139	957,554
Other real estate, net	218,510	130,648
FDIC assessment	34,358	35,279
Advertising	259,284	261,770
Stationery and supplies	233,379	268,519
Amortization	107,616	107,616
Audit expense	165,074	157,457
Other	1,913,037	1,976,924
Total Other Expenses	11,972,356	11,844,408
INCOME BEFORE INCOME TAX EXPENSE	3,624,454	3,488,479
INCOME TAX EXPENSE	780,245	749,725
NET INCOME	$ 2,844,209	$ 2,738,754
PER SHARE DATA:		
Basic earnings per share	$ 1.35	$ 1.30
Basic weighted shares outstanding	2,114,649	2,113,087
Diluted earnings per share	$ 1.34	$ 1.29
Diluted weighted shares outstanding	2,118,181	2,116,163
Cash dividends per share	$ 0.64	$ 0.64

The accompanying notes are an integral part of these financial statements.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, December 31, 2002	2,113,087	$ 5,318,968	$ 7,225,408	$ 15,304,539
Comprehensive income:				
Net income	-	-	-	2,738,754
Other comprehensive income:				
Change in fair value of available for sale securities, net of taxes of $278,307	-	-	-	-
Change in fair value of derivatives, net of taxes of $30,578	-	-	-	-
Total Comprehensive Income	-	-	-	-
Cash dividends declared ($0.64 per share)	-	-	-	(1,352,375)
BALANCE, December 31, 2003	2,113,087	5,318,968	7,225,408	16,690,918
Comprehensive income:				
Net income	-	-	-	2,844,209
Other comprehensive income:				
Change in fair value of available for sale securities, net of taxes of $128,353	-	-	-	-
Change in fair value of derivatives, net of taxes of $61,073	-	-	-	-
Total Comprehensive Income	-	-	-	-
Stock Options Exercised	3,229	8,072	28,705	-
Cash dividends declared ($0.64 per share)	-	-	-	(1,353,409)
BALANCE, December 31, 2004	2,116,316	$ 5,327,040	$ 7,254,113	$ 18,181,718

The accompanying notes are an integral part of these financial statements.

Accumulated Other Comprehensive Income	Treasury Stock	Total
$ 1,737,934	$ (257,375)	$ 29,329,474
-	-	2,738,754
(467,852)	-	(467,852)
(51,402)	-	(51,402)
-	-	2,219,500
-	-	(1,352,375)
1,218,680	(257,375)	30,196,599
-	-	2,844,209
(469,749)	-	(469,749)
(102,659)	-	(102,659)
-	-	2,271,801
-	-	36,777
-	-	(1,353,409)
$ 646,272	$ (257,375)	$ 31,151,768

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,844,209	$ 2,738,754
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Deferred taxes	104,018	231,819
Provision for loan losses	390,000	670,000
Provision for depreciation	727,564	724,609
Provision (credit) for other real estate losses	-	(150,000)
Writedown of other real estate	126,000	102,752
(Gain) on sale of loans	(331,593)	(628,705)
(Gain) Loss on sale of other repossessed assets	(193)	6,971
(Gain) Loss on sale of premises and equipment	(175,091)	45,612
Loss on sale of other real estate	42,970	97,119
Stock dividends received	(85,100)	(73,500)
Net amortization (accretion) of securities	590,506	768,417
Amortization of acquisition premium	107,616	107,616
Net change in:		
Loans held for sale	1,413,668	1,291,391
Accrued interest receivable	(31,417)	27,452
Cash surrender value of life insurance	(38,391)	(4,540)
Other assets	320,689	(178,021)
Accrued interest payable	154,361	(125,939)
Accrued taxes and other liabilities	352,977	(77,929)
Net Cash Provided by Operating Activities	6,512,793	5,573,878
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) decrease in federal funds sold	(67,670)	3,518,639
Proceeds from principal paydowns and maturities of investment securities held-to-maturity	2,813,609	2,778,056
Proceeds from principal paydowns and maturities of investment securities available-for-sale	25,139,010	34,471,030
Purchases of investment securities held-to-maturity	(473,892)	(12,103,638)
Purchases of investment securities available-for-sale	(24,465,532)	(68,899,060)
Purchase of other equity securities	(129,700)	(1,763,100)
Net increase in loans	(13,171,667)	(27,081,044)
Proceeds from sale of other real estate	1,260,075	517,331
Purchases of premises and equipment	(1,444,730)	(2,343,500)
Proceeds from sales of premises and equipment	775,000	-
Net Cash Used in Investing Activities	(9,765,497)	(70,905,286)

Continued ......

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31,

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in non-maturity deposits	(7,033,336)	7,728,910
Net increase (decrease) in certificates of deposit	387,483	(7,807,166)
Net increase (decrease) in federal funds purchased	1,885,000	4,550,000
Advances from Federal Home Loan Bank	42,500,000	61,020,000
Repayments of Federal Home Loan Bank advances	(33,152,890)	(14,759,723)
Net increase (decrease) in securities sold under repurchase agreements	(1,831,919)	7,793,510
Proceeds from issuance of junior subordinated debentures	-	5,000,000
Increase (decrease) in advances from borrowers for taxes and insurance	32,068	41,133
Cash dividends paid	(1,353,409)	(1,352,375)
Cash received from stock options exercised	36,777	-
Net Cash Provided by Financing Activities	1,469,774	62,214,289
NET DECREASE IN CASH AND DUE FROM BANKS	(1,782,930)	(3,117,119)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	8,359,755	11,476,874
CASH AND DUE FROM BANKS AT END OF YEAR	$ 6,576,825	$ 8,359,755
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash payments for:		
Income taxes	$ 644,624	$ 474,931
Interest on deposits and borrowings	$ 6,310,927	$ 6,454,657
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Transfers to other real estate	$ 1,008,255	$ 787,559
Change in unrealized (gains) losses on securities available-for-sale	$ (598,102)	$ (746,159)
Change in the deferred tax effect in unrealized gains (losses) on securities available-for-sale	$ (128,353)	$ (278,307)
Change in unrealized gains on derivative	$ (163,732)	$ (81,980)
Change in the deferred tax effect in unrealized gains on derivative	$ (61,073)	$ (30,578)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Britton & Koontz Capital Corporation (the Company) and its wholly owned subsidiaries, Britton & Koontz Bank, National Association (the Bank) and B & K Title Insurance Agency, Inc. (the Agency). All material intercompany profits, balances and transactions have been eliminated.

Nature of Operations

The Bank operates under a national bank charter and provides full banking services, including trust services. The primary area served by the Bank is the southwest region of Mississippi and East Baton Rouge Parish in Louisiana. Services are provided at three locations in Natchez, Mississippi, two locations in Vicksburg, Mississippi, and one location in Baton Rouge, Louisiana.

The Agency issues policies of title insurance for and on behalf of the Company upon properties in all counties in the state of Mississippi.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and the Bank has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Available-for-sale securities include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rates and resultant prepayment risk changes. These securities are carried at fair value. Equity securities primarily include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which are restricted and are carried at cost.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available-for-sale are based on the difference between book value and fair value of each security. These unrealized gains and losses are reported as a component of comprehensive income in stockholders' equity, net of the related deferred tax effect. The Bank does not engage in trading account activities.

Continued ......

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are stated at the amount of principal outstanding, reduced by unearned income and an allowance for loan losses. Unearned income on certain installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Securitized loans are transferred to a long-term investment category at the lower of cost or market value on the transfer date. Any material difference between the carrying amount of the loans and their outstanding principal balance is recognized as an adjustment to the yield by the interest method.

Loans Held-for-Sale

Loans held-for-sale are primarily thirty-year and fifteen-year fixed-rate, one-to-four family real estate loans which are valued at the lower of cost or market, as determined by outstanding commitments from investors or current investor yield requirements, calculated on an individual basis. These loans are originated with the intent of selling them on the secondary market.

Unrealized losses on loans held-for-sale are charged against income in the period of decline. Such declines are recorded in a valuation allowance account and deducted from the cost basis of the loans. Gains on loans held-for-sale are recognized when realized.

Allowance for Loan Losses

The allowance is an amount that management believes will be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Past due status is determined based on contractual terms.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets, which range from 3 to 40 years.

Continued ......

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate

Properties acquired through foreclosure or in settlement of loans and in lieu of loan foreclosures are classified as foreclosed properties and are valued at the lower of the loan value or estimated fair value of the property acquired less estimated selling costs. At the time of foreclosure, the excess, if any, of the loan value over the estimated fair value of the property acquired less estimated selling costs, is charged to the allowance for loan losses. Additional decreases in the carrying values of foreclosed properties or changes in estimated selling costs, subsequent to the time of foreclosure, are recognized through provisions charged to operations. Revenues and expenses from operations and gains and losses on dispositions of such assets are recorded in earnings in the period incurred.

The fair value of foreclosed properties is determined based upon appraised value, utilizing either the estimated replacement cost, the selling price of properties utilized for similar purposes, or discounted cash flow analyses of the properties' operations.

Compensated Absences

Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry. Vacation, emergency and sick days are granted on an annual basis to eligible employees. Unused vacation and emergency days expire on December 31 of each year. Unused sick days expire on each related employee's employment anniversary date each year.

The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements and accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the cost of compensated absences when actually paid to employees.

Income Taxes

The provision for income taxes is based on amounts reported in the statements of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each company's income adjusted for permanent differences.

Continued ......

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. All shares held by the Employee Stock Ownership Plan (ESOP) are treated as outstanding in computing the earnings per share. Stock options are used in the calculation of diluted earnings per share if they are dilutive. Earnings per common share have been computed as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2004:			
Basic Earnings Per Share:			
Income Available to Common Shareholders	$ 2,844,209	2,114,649	$ 1.35
Diluted Earnings Per Share:			
Options	-	3,532	
Income Available to Common Shareholders Assuming Conversion	$ 2,844,209	2,118,181	$ 1.34
Year Ended December 31, 2003:			
Basic Earnings Per Share:			
Income Available to Common Shareholders	$ 2,738,754	2,113,087	$ 1.30
Diluted Earnings Per Share:			
Options	-	3,076	
Income Available to Common Shareholders Assuming Conversion	$ 2,738,754	2,116,163	$ 1.29

The Company has granted options to purchase various amounts of the Company's common stock at various prices ranging from $14.50 to $19.94 per share. Those options whose exercise price exceeded the average market price of the common shares are not included in the options adjustment for diluted earnings per share.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of interest-rate swap and cap agreements, commitments to extend credit and standby letters of credit. Financial instruments related to loans are recorded in the financial statements when they become payable.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers only cash and due from banks to be cash equivalents.

Advertising Costs

Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations during 2004 and 2003 were $259,284 and $261,770, respectively.

Continued ......

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest-Rate Cap Agreements

The cost of interest-rate cap agreements is amortized to interest expense over the terms of the caps. The unamortized cost is included in other assets in the consolidated balance sheet. Amounts receivable under cap agreements are accrued as a reduction of interest expense. The Bank does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

Interest-Rate Swap Agreements

The Bank enters into interest-rate swap agreements to modify the interest rate characteristics of its assets and liabilities. These agreements may involve the receipt or payment of fixed rate amounts in exchange for floating rate interest receipts or payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest income or expense. The related amount payable to or receivable from counter-parties is included in other liabilities or assets.

Core Deposits

During 1999, the Company acquired certain assets and liabilities of three Union Planters, N.A. branches in Natchez and Vicksburg, Mississippi, which were accounted for as a purchase. The Bank paid a premium for the depositor relationship of $1,614,210. This premium is included in other assets and is being amortized over 15 years which is the estimated life of the customer base.

Stock Compensation Plans

FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided, under Note J, pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Continued ......

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In November of 2003, the FASB's Emerging Issues Task Force released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The Issue addresses disclosure requirements of securities in unrealized loss positions for entities governed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In October 2004, FASB Staff Position No. EITF 03-1-1 was issued temporarily delaying the effective date of the recognition and measurement provisions of EITF Issue No. 03-1 until further guidance is released on the implementation of "other-than-temporary." The disclosure requirements of Issue 03-1 remain effective. The disclosures required by the original pronouncement are included in these financial statements as of December 31, 2004.

In January of 2005, the FASB issued Revised Statement 123, "Accounting for Stock-Based Compensation." SFAS 123R replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees." This revised statement requires that the cost of share-based payment transactions with employees and non-employees be recognized in the financial statements. This statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing its shares, share options, or other equity instruments or by incurring liabilities. SFAS 123R requires measurement for share-based transactions at the fair value of the equity instrument issued. This pronouncement is effective as of the first interim period or fiscal year beginning after December 15, 2005. The Company has addressed the future adoption of this pronouncement and does not consider its potential impact to be significant.

Reclassifications

Certain reclassifications have been made to the 2003 consolidated financial statements in order to conform to the classifications adopted for reporting in 2004.

Continued ......

NOTE B. INVESTMENT SECURITIES

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2004, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of State and Political Subdivisions	$ 35,321,402	$ 1,511,364	$ (19,152)	$ 36,813,614
Mortgage-Backed Securities	4,482,451	41,677	-	4,524,128
	$ 39,803,853	$ 1,553,041	$ (19,152)	$ 41,337,742

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2004, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities	$ 86,063,356	$ 1,009,628	$(144,495)	$ 86,928,489
Agency Obligations	3,997,544	576	(620)	3,997,500
Other Debt Securities	1,007,752	13,448	-	1,021,200
	$ 91,068,652	$ 1,023,652	$(145,115)	$ 91,947,189

The aggregate fair values and aggregate unrealized losses on securities whose fair values are below book values as of December 31, 2004, are summarized below. Due to the nature of the investment and current market prices, these unrealized losses are considered a temporary impairment of the securities.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Held-to-Maturity: Obligations of State and Political Subdivisions (seven securities)	$ 1,863,665	$ (19,152)	$ -	$ -	$ 1,863,665	$ (19,152)
Available-for-Sale: Mortgage-Backed Securities (seven securities)	$ 21,279,225	$ (112,812)	$ 3,286,964	$ (31,683)	$ 24,566,189	$ (144,495)
Agencies (one security)	$ 1,999,380	$ (620)	-	-	$ 1,999,380	$ (620)
	$ 23,278,605	$ (113,432)	$ 3,286,964	$ (31,683)	$ 26,565,569	$ (145,115)

Continued ......

NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2003, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of State and Political Subdivisions	$ 34,834,072	$ 1,674,117	$ (4,188)	$ 36,504,001
Mortgage-Backed Securities	7,455,337	43,240	-	7,498,577
	$ 42,289,409	$ 1,717,357	$ (4,188)	$ 44,002,578

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2003, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities	$ 88,152,991	$ 1,466,654	$ (110,749)	$ 89,508,896
Other Debt Securities	4,033,806	120,734	-	4,154,540
	$ 92,186,797	$ 1,587,388	$ (110,749)	$ 93,663,436

Equity securities at December 31, 2004 and 2003, include the following: Federal Home Loan Bank stock of $4,727,100 and $4,512,300, respectively; the Federal Reserve Bank stock of $521,700 for 2004 and 2003; First National Bankers Bank stock in the amount of $47,800 for 2004 and 2003; and a $100,000 investment in ECD Investments, LLC for both years. There were no redemptions of any stock in the Federal Home Loan Bank during 2004 or 2003. The stocks are considered restricted stock as only banks, which are members of these organizations, may acquire or redeem them. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with these investments.

The Company invested $1 million during 1998 and $250,000 during 2001 in Sumx Inc ("Sumx"), a Mississippi corporation established to provide electronic banking solutions for the financial industry. During the second quarter of 2002, the Company's investment in and advances to Sumx in the amount of approximately $711 thousand were written off and reflected in other expense due to the uncertainty regarding Sumx' future prospects and valuation. On December 31, 2004, the Company divested itself of its equity interest in Sumx by selling its shares in Sumx to Sumx for $20,000. In connection with this sale, the Company and Sumx entered into a 5 year non-exclusive license to use the Sumx Internet banking software at no charge. The Company agreed to cancel and forgive all indebtedness, obligations and encumbrances of any kind to Sumx.

Investment securities carried at approximately $48,927,000 (approximate market value $50,674,000) at December 31, 2004, and approximately $67,190,000 (approximate market value $69,621,000) at December 31, 2003, were pledged to collateralize public deposits and for other purposes as required or permitted by law or agreement.

Continued ......

NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment debt securities at December 31, 2004, by contractual maturity (including mortgage-backed securities), are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities held-to-maturity		
	Weighted Average Yield	Amortized Cost	Market Value
Due in One Year or Less	2.518%	$ 430,223	$ 430,680
Due After One Year through Five Years	4.248%	2,182,848	2,273,444
Due After Five Years through Ten Years	4.632%	9,389,214	9,814,896
Due After Ten Years	4.741%	27,801,568	28,818,722
	4.665%	$ 39,803,853	$ 41,337,742

	Securities available-for-sale		
	Weighted Average Yield	Amortized Cost	Market Value
Due in One Year or Less	6.009%	$ 1,028,153	$ 1,041,600
Due After One Year through Five Years	4.077%	9,706,991	9,763,511
Due After Five Years through Ten Years	4.181%	48,053,256	48,313,175
Due After Ten Years	5.087%	32,280,252	32,828,903
	4.513%	$ 91,068,652	$ 91,947,189

NOTE C. LOANS

The Bank's loan portfolio (rounded to the nearest thousand) at December 31, 2004 and 2003, consists of the following:

	2004	2003
Commercial, Financial and Agricultural	$ 31,589,000	$ 31,853,000
Real Estate-Construction	18,360,000	14,690,000
Real Estate-Mortgage	156,574,000	148,857,000
Installment	14,229,000	14,195,000
Overdrafts	249,000	102,000
Total loans	$ 221,001,000	$ 209,697,000

Loans on which accrual of interest has been discontinued or reduced were approximately $772,000 and $1,184,000 at December 31, 2004 and 2003, respectively. If interest on such loans had been accrued, the income would have approximated $38,000 and $28,000 in 2004 and 2003, respectively. At December 31, 2004 and 2003, respectively, the recorded investment in loans that were considered to be impaired was approximately $634,000 and $563,000, primarily all of which were on a nonaccrual basis. The related allowance amount on impaired loans was not significant. Loans which are contractually 90 days or more past due as of December 31, 2004 and 2003, were approximately $129,000 and $337,000, respectively.

Continued ......

NOTE C. LOANS (Continued)

In the ordinary course of business, the Bank makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers (including companies in which they are principal owners) amounted to $2,391,668 and $2,947,193 at December 31, 2004 and 2003, respectively. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans to such related parties for 2004 and 2003 is as follows:

	2004	2003
Balance at January 1	$ 2,947,193	$ 2,989,191
New Loans	1,124,203	2,868,208
Repayments	(1,679,728)	(2,910,206)
Balance at December 31	$ 2,391,668	$ 2,947,193

NOTE D. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows:

	2004	2003
Balance at January 1	$ 2,070,162	$ 2,129,328
Credits Charged Off:		
Real Estate - Mortgage	(113,888)	(456,085)
Commercial, Financial and Agricultural	(107,208)	(285,131)
Installment Loans	(46,738)	(91,068)
Total Charge-Offs	(267,834)	(832,284)
Recoveries:		
Real Estate - Mortgage	4,256	24,635
Commercial, Financial and Agricultural	23,032	59,832
Installment Loans	17,162	18,651
Total Recoveries	44,450	103,118
Net Credits Charged Off	(223,384)	(729,166)
Provision for Loan Losses	390,000	670,000
Balance at December 31	$ 2,236,778	$ 2,070,162

NOTE E. LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $9,740,772 and $6,434,458 in 2004 and 2003, respectively.

Continued ......

NOTE F. BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment is as follows:

	2004	2003
Buildings and Improvements	$ 7,238,369	$ 6,697,473
Furniture and Equipment	4,735,015	4,108,428
	11,973,384	10,805,901
Less: Accumulated Depreciation	(4,830,622)	(4,372,666)
Land	1,122,994	1,447,994
Construction in Progress	-	715,025
Bank Premises and Equipment, Net	$ 8,265,756	$ 8,596,254

The provision for depreciation charged to operating expenses was $727,564 and $724,609 for the years ended December 31, 2004 and 2003, respectively.

NOTE G. TRUST DEPARTMENT ASSETS

Property (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers is not included in the accompanying consolidated balance sheets as such items are not assets of the Bank. Trust fees are reported on the cash basis. The difference between cash basis and the accrual basis is immaterial.

NOTE H. DEPOSITS

Deposits at December 31, 2004 and 2003, consisted of the following:

	2004	2003
Non-Interest Bearing Demand Deposits	$ 39,868,482	$ 37,523,263
NOW Accounts	28,103,197	35,062,025
Money Market Deposit Accounts	24,974,678	27,096,521
Savings Accounts	16,490,444	16,788,328
Certificates of Deposit	116,851,128	116,463,645
	$ 226,287,929	$ 232,933,782

Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 2004 and 2003, are summarized as follows:

	2004	2003
Time Remaining Until Maturity:		
Three Months or Less	$ 14,385,622	$ 9,249,501
Over Three Through Six Months	13,257,922	23,742,468
Over Six Through Twelve Months	11,775,185	7,023,633
Over Twelve Months	11,874,328	10,798,348
	$ 51,293,057	$ 50,813,950

Continued ......

NOTE H. DEPOSITS (Continued)

The approximate scheduled maturities of certificates of deposits for each of the next five years are:

2005	$ 89,244,342
2006	13,213,690
2007	7,808,671
2008	4,886,897
2009	1,697,528
	$ 116,851,128

Interest expense on certificates of deposit greater than $100,000 was approximately $1,084,000 and $1,208,000 for the years ended December 31, 2004, and 2003, respectively.

The public fund deposits were $30,814,111 and $44,513,641 at December 31, 2004 and 2003, respectively.

NOTE I. BORROWINGS

Federal Home Loan Bank Advances:

During 2004 and 2003, the Bank received advances from and remitted payments to the Federal Home Loan Bank. These advances are collateralized by a portion of the Bank's one-to-four family residential mortgage portfolio and certain secured commercial loans in accordance with the Advance Security and Collateral Agreement with the Federal Home Loan Bank. Advances outstanding at December 31, 2004, consist of:

Eighteen fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,000,000 to $6,000,000, and one overnight advance of $13 million, totaling $73,000,000, with interest rates ranging from 1.765% to 5.348%. The maturities on these loans range from May 10, 2005, to November 30, 2007.

Five amortizable fixed-rate loans with the Federal Home Loan Bank. The loans total $23,922,871 with interest rates ranging from 2.377% to 4.177%. The maturities on these loans are from January 2, 2007, to June 1, 2009.

The 2003 advances consist of:

Twelve fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,380,000 to $8,000,000, totaling $65,020,000, with interest rates ranging from 1.163% to 5.348%. The maturities on these loans range from March 29, 2004, to December 29, 2006.

Four amortizable fixed-rate loans with the Federal Home Loan Bank. The loans total $22,555,761 with interest rates ranging from 2.377% to 4.177%. The maturities on these loans are from January 2, 2007, to June 2, 2008.

Annual maturities for the next five years as of December 31, 2004 are as follows:

2005	$ 42,000,000
2006	25,000,000
2007	10,414,865
2008	12,692,478
2009	6,815,528
	$ 96,922,871

Continued ......

NOTE I. BORROWINGS (Continued)

Junior Subordinated Debentures:

In 2003, the Company issued $5,000,000 of junior subordinated debentures. The $5,000,000 of trust preferred securities qualifies as Tier 1 capital for regulatory capital purposes but is classified as a liability under accounting principles generally accepted in the United States of America. These securities carry an interest rate of LIBOR + 3.15%, adjusted quarterly, with interest paid quarterly in arrears and mature in March, 2033. Under certain circumstances, these securities are subject to repayment on March 26, 2008, or thereafter.

NOTE J. EMPLOYEE BENEFIT PLANS

The Bank has an employee stock ownership plan which is designed to invest primarily in employer stock. Essentially, all employees of the Bank with one year of service and of age twenty-one are covered under this plan, and are fully vested in their benefits after seven years of service. Employer contributions are determined by the Board of Directors each year and are allocated among participants on the basis of their total annual compensation. Dividends on the Company stock owned by the plan are recorded as a reduction of retained earnings. Operating expenses include contributions to the plan of $96,960 and $108,533 in 2004 and 2003, respectively. This plan owned 210,407 and 233,190 allocated shares of Britton & Koontz Capital Corporation stock, as of December 31, 2004 and 2003, at an overall cost to the plan of $6.58 and $6.33 per share, respectively.

Employees with one year of service and age twenty-one are eligible to participate in a 401(k) plan established by the Bank. Under this plan, employees may contribute a percentage of their salaries subject to certain limits based on federal tax laws. These contributions are immediately vested. Employer matching contributions are 100% vested after six years. Employer profit sharing contributions are 100% vested after seven years. Employer contributions to the plan are made at the discretion of the Board of Directors and aggregated $73,040 and $143,700 for the years ended December 31, 2004 and 2003, respectively.

The Company has a long-term incentive plan in which all employees of the Company and its subsidiaries are eligible to participate. The plan provides for discretionary grants of various incentives including stock options; shares of common stock subject to restrictions on transfer, forfeitability provisions or other limitations; and shares of common stock, the issuance and delivery of which may be subject to the attainment of specified performance objectives. A maximum of 160,000 shares of common stock is available for grant under the plan, subject to adjustment on account of stock dividends or stock splits, recapitalizations, mergers, consolidations or other corporate reorganizations. The plan is administered by a Committee of at least two non-employee directors appointed by the full Board of Directors. Since adoption, the Company has granted options to purchase a total of 97,124 shares. All options expire 10 years from the date of grant. Options to acquire 23,410 shares were exercisable as of December 31, 2004. The summary of stock option activity is shown below:

	Options Outstanding	Weighted Average Exercise Price
December 31, 2002	53,229	$ 17.38
Options granted	-	-
Options exercised	-	-
Options forfeited	-	-
December 31, 2003	53,229	$ 17.38
Options granted	-	-
Options exercised	3,229	11.39
Options forfeited	(15,000)	19.94
December 31, 2004	35,000	$ 16.84

Continued ......

NOTE J. EMPLOYEE BENEFIT PLANS (Continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Options Outstanding	Remaining Contractual Life
$ 19.94	15,000	2.9 years
$ 14.50	20,000	6.9 years

The Company applies APB Opinion 25 and related Interpretations in accounting for the stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2004	2003
Net Income, as Reported	$ 2,844,209	$ 2,738,754
Pro Forma Net Income	$ 2,837,413	$ 2,718,254
Basic Earnings Per Share, as Reported	$ 1.35	$ 1.30
Pro Forma Basic Earnings Per Share	$ 1.34	$ 1.29
Diluted Earnings Per Share, as Reported	$ 1.34	$ 1.29
Pro Forma Diluted Earnings Per Share	$ 1.34	$ 1.28

The Bank has a nonqualified salary continuation plan for its executive officers. These officers will be entitled to agreed-upon benefits which will begin vesting when each participant reaches the age of fifty-five. The vested percentage will increase annually through the age of sixty-five when the officers will be fully vested. Payment of any benefits is contingent upon the officers' continued employment with the Bank through the age of fifty-five. The projected benefit to each officer at age sixty-five is allocated through a present value calculation to each year from inception of the plan through age sixty-five. The Plan also includes a change of control benefit for these officers. If any or all of the covered executives are terminated from employment within 36 months of a sale or acquisition of the Bank, the executive(s) may elect from the acquirer to receive fully vested income benefits as stated above, or to receive an agreed-upon lump-sum distribution, which would total $340,000 if all covered executives selected this option. The financial statements for the years ended December 31, 2004 and 2003, respectively, include $24,883 and $45,552 of expense related to this plan.

NOTE K. LEASES

The Bank leases several branch and mortgage offices as well as parking space under operating leases which expire in various years through 2013. Rent expense was $148,402 and $107,948 in 2004 and 2003, respectively.

The future minimum rental commitments for these leases at December 31, 2004, are as follows:

2005	$ 126,417
2006	113,930
2007	88,992
2008	88,992
2009	88,992
Thereafter	334,020
	$ 841,343

Continued ......

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2004 and 2003

NOTE L. INCOME TAXES

The provision for income taxes included in the consolidated statements of income is as follows for the years ended December 31, 2004 and 2003:

	2004	2003
Current	$ 676,227	$ 517,906
Deferred	104,018	231,819
	$ 780,245	$ 749,725

The provision for federal income taxes differs from that computed by applying the federal statutory rate of 34% in 2004 and 2003, as indicated in the following analysis:

	2004	2003
Tax Based on Statutory Rate	$ 1,232,314	$ 1,186,083
State Taxes	108,211	79,712
Effect of Tax-Exempt Income	(569,345)	(555,675)
Other	9,065	39,605
	$ 780,245	$ 749,725

The net deferred tax liability of $1,024,406 in 2004 and $1,204,554 in 2003 is included in accrued taxes and other liabilities. The net deferred tax liability consists of the following components at December 31, 2004 and 2003:

	2004	2003
Deferred Tax Liabilities:		
Unrealized gain on available-for-sale securities	$ (327,694)	$ (550,786)
Unrealized gain on derivatives	(56,770)	(117,843)
Depreciation	(1,019,448)	(892,632)
Federal Home Loan Bank dividends	(309,575)	(277,833)
Other	(122,031)	(110,790)
	(1,835,518)	(1,949,884)
Deferred Tax Assets:		
Provision for loan losses	544,517	482,370
Other real estate	44,760	38,327
Other	221,835	224,633
	811,112	745,330
Net Deferred Tax Liability	$ (1,024,406)	$ (1,204,554)

Continued ......

NOTE L. INCOME TAXES (Continued)

A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 2004 and 2003, is as follows:

	2004	2003
Balance at beginning of year	$ (1,204,554)	$ (1,281,633)
Deferred tax expense, charged to operations	(104,018)	(231,819)
Other comprehensive income, charged to equity	284,166	308,898
Balance at end of year	$ (1,024,406)	$ (1,204,554)

NOTE M. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2004 and 2003, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. The underlying securities are U.S. Government obligations and obligations of other U.S. Government agencies and corporations. These securities generally remain under the Bank's control and are included in investment securities. These securities have coupon rates ranging from 4.50% to 6.50% and maturity dates ranging from 2013 to 2033. The related liability to repurchase these securities, included in securities sold under repurchase agreements, was $8,103,381 and $9,935,300 at December 31, 2004 and 2003, respectively. The maximum amount of outstanding agreements at any month-end was $11,080,516 and $9,935,300 during 2004 and 2003, respectively. The monthly average amount of outstanding agreements was $10,022,995 and $4,576,679 during 2004 and 2003, respectively. At December 31, 2004, the securities underlying the repurchase agreements had an approximate amortized cost of $10,358,000 and an approximate market value of $10,471,000.

NOTE N. REGULATORY MATTERS

The primary source of revenue of Britton & Koontz Capital Corporation is dividends from its subsidiary, Britton & Koontz Bank, N.A.. Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. Such distribution would be subject to the requirements described in the following paragraphs.

In accordance with Office of Thrift Supervision regulations, a special "Liquidation Account" has been established for the benefit of certain Qualifying Depositors of Natchez First Federal Savings Bank (acquired by the Bank in 1993) in an initial amount of approximately $2.8 million. The Liquidation Account serves as a restriction on the distribution of stockholders' equity in the Bank and no cash dividend may be paid on its capital stock if the effect thereof would be to cause the regulatory capital of the Bank to be reduced below an amount equal to the adjusted Liquidation Account balance.

In the event of a complete liquidation of the Bank, each Qualifying Depositor would be entitled to his or her pro rata interest in the Liquidation Account. Such claims would be paid before payment to Britton & Koontz Capital Corporation as the Bank's sole shareholder. A merger, consolidation, purchase of assets and assumption of deposits and/or other liabilities or similar transaction, with an FDIC-insured institution, would not be a complete liquidation for the purpose of paying the Liquidation Account. In such a transaction, the Liquidation Account would be required to be assumed by the surviving institution.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Continued ......

NOTE N. REGULATORY MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent regulatory notification categorized the Bank as well capitalized under the regulatory capital framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's (consolidated) and the Bank's actual capital amounts and ratios as of December 31, 2004 and 2003, are presented in the table.

	Actual		Minimum Capital Requirement		Minimum To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2004						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 36,754	15.43%	$ 19,061	8.00%	N/A	N/A
The Bank	$ 34,836	14.64%	$ 19,036	8.00%	$ 23,796	10.00%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$ 34,517	14.49%	$ 9,530	4.00%	N/A	N/A
The Bank	$ 32,599	13.70%	$ 9,518	4.00%	$ 14,277	6.00%
Tier I Capital (to Average Assets)						
Consolidated	$ 34,517	9.23%	$ 14,954	4.00%	N/A	N/A
The Bank	$ 32,599	8.69%	$ 14,999	4.00%	$ 18,749	5.00%
As of December 31, 2003						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 34,952	15.39%	$ 18,208	8.00%	N/A	N/A
The Bank	$ 33,252	14.64%	$ 18,170	8.00%	$ 22,713	10.00%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$ 32,882	14.48%	$ 9,104	4.00%	N/A	N/A
The Bank	$ 31,182	13.73%	$ 9,084	4.00%	$ 13,627	6.00%
Tier I Capital (to Average Assets)						
Consolidated	$ 32,882	9.23%	$ 14,244	4.00%	N/A	N/A
The Bank	$ 31,182	8.77%	$ 14,222	4.00%	$ 17,778	5.00%

Continued ......

NOTE O. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements.

Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer's creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the transaction. At December 31, 2004 and 2003, the Bank's commitments to extend credit totaled $40,701,179 and $39,312,421, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank had total unfunded letters of credit of $2,128,583 and $2,881,559 as of December 31, 2004 and 2003, respectively.

The Bank is required to maintain average reserves at the Federal Reserve Bank. This requirement approximated $275,000 at December 31, 2004. The Bank is in compliance with this requirement.

At December 31, 2004, the Bank had committed to sell approximately $1,688,000 of loans originated near year-end. These loans are classified as loans held-for-sale and are carried at the lower of cost or market. Due to the short period from origination, the cost and market value of these loans are approximately the same.

The Bank has outstanding lines of credit with several of its correspondent banks available to assist in the management of short-term liquidity. At December 31, 2004, the total available lines of credit were $34,500,000 with an outstanding balance of $6,435,000 as reflected on the consolidated balance sheet.

Britton & Koontz Capital Corporation and its wholly owned subsidiaries, the Bank and B & K Title Insurance Agency, Inc., are involved in certain litigation incurred in the normal course of business. In the opinion of management and legal counsel, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

NOTE P. CONCENTRATIONS OF CREDIT

Substantially all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. The majority of investments in state and municipal securities involve governmental entities in and around the Bank's market area. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers.

The Bank maintains deposit accounts and federal funds sold with correspondent banks which may, periodically, exceed the federally insured amount.

NOTE Q. DIVIDENDS

The Bank paid dividends to the Company amounting to $1,700,000 and $2,000,000 for the years 2004 and 2003, respectively.

Continued ......

NOTE R. INTEREST RATE RISK MANAGEMENT

During 2002, the Bank entered into an off-balance sheet interest rate swap agreement to reduce its interest-rate risk and to decrease its costs of funds for special deposit promotions. Under the terms of this agreement, the Bank receives a fixed rate and is obligated to pay a floating rate based on one month LIBOR plus 3 basis points calculated on a contractual notional amount of $5,000,000 at December 31, 2004. The original term is for five years expiring in May 2007. The fixed payment rate was 7.635% during 2004. The average variable-payment rate was 4.41% at December 31, 2004. The collateral at December 31, 2004, is a Federal Home Loan Mortgage investment. The carrying amount of the swap has been adjusted to its fair value at year-end approximating $152,000 and is included in other assets. The swap is assumed to be completely effective, and accordingly, is reported as other comprehensive income.

NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Due From Banks

Fair value equals the carrying value of such assets.

Federal Funds Sold

Due to the short-term nature of this asset, the carrying value of this item approximates its fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Cash Surrender Value of Life Insurance

The fair value of this item approximates its carrying value.

Loans, Net

For variable-rate loans which are repricing immediately, fair values are based on carrying values. Other variable-rate loans, fixed-rate commercial loans, installment loans, and mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the Bank on loans with comparable credit risk and terms.

Deposits

The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Discounted cash flows have been used to value fixed rate term deposits. The discount rate used is based on interest rates currently being offered by the Bank on deposits with comparable amounts and terms.

Continued ......

NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Long-Term Borrowings

The fair values of the Company's long-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing ratio for similar types of borrowing arrangements.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements

The fair value of these items approximates their carrying values.

Off-Balance Sheet Instruments

Loan commitments are negotiated at current market rates and are relatively short-term in nature. Therefore, the estimated value of loan commitments approximates the face amount. Fair values for interest rate swaps and caps are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

The estimated fair values of the Company's financial instruments, rounded to the nearest thousand, are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)		(Dollars in Thousands)	
Financial Assets:				
Cash and due from banks	$ 6,577	$ 6,577	$ 8,360	$ 8,360
Federal funds sold	$ 109	$ 109	$ 41	$ 41
Investment securities:				
Held-to-maturity	$ 39,804	$ 41,338	$ 42,289	$ 44,003
Available-for-sale	$ 91,947	$ 91,947	$ 93,663	$ 93,663
Equity securities	$ 5,397	$ 5,397	$ 5,182	$ 5,182
Cash surrender value of life insurance	$ 943	$ 943	$ 905	$ 905
Loans, net	$ 218,762	$ 218,612	$ 207,623	$ 209,207
Financial Liabilities:				
Deposits	$ 226,288	$ 226,118	$ 232,934	$ 233,934
Short-term borrowings	$ 42,000	$ 42,010	$ 27,020	$ 27,140
Long-term borrowings	$ 59,922	$ 59,736	$ 65,556	$ 65,871
Federal funds purchased	$ 6,435	$ 6,435	$ 4,550	$ 4,550
Securities sold under repurchase agreements	$ 8,103	$ 8,103	$ 9,935	$ 9,935
	Face Amount	Fair Value	Face Amount	Fair Value
Other:				
Commitments to extend credit	$ 40,701	$ 40,701	$ 39,312	$ 39,312
Standby letters of credit	$ 2,129	$ 2,129	$ 2,882	$ 2,882
Interest rate swap	$ 152	$ 152	$ 316	$ 316

Continued ......

NOTE T. CONDENSED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION

The financial information of Britton & Koontz Capital Corporation, parent company only, is as follows:

BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS:		
Cash	$ 1,508,691	$ 1,172,379
Investment in subsidiaries	34,496,996	33,742,658
Premises and equipment, net	-	188,038
Other assets	305,977	252,236
TOTAL ASSETS	$ 36,311,664	$ 35,355,311
LIABILITIES:		
Junior subordinated debentures	$ 5,155,000	$ 5,155,000
Other liabilities	4,896	3,712
TOTAL LIABILITIES	5,159,896	5,158,712
STOCKHOLDERS' EQUITY	31,151,768	30,196,599
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,311,664	$ 35,355,311

STATEMENTS OF INCOME

	Years Ended December 31, 2004	2003
REVENUE:		
Dividends Received:		
Britton & Koontz Bank, N.A.	$ 1,700,000	$ 2,000,000
Other income	4,671	13,005
	1,704,671	2,013,005
EXPENSES	310,563	353,056
	1,394,108	1,659,949
INCOME TAX EXPENSE (BENEFIT)	(123,354)	(142,553)
	1,517,462	1,802,502
EQUITY IN UNDISTRIBUTED EARNINGS (LOSSES):		
Britton & Koontz Bank, N.A.	1,308,982	890,028
B & K Title Insurance Agency, Inc.	17,765	46,224
NET INCOME	$ 2,844,209	$ 2,738,754

Continued ......

NOTE T. CONDENSED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION (Continued)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 2,844,209	$ 2,738,754
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	-	1,565
Equity on undistributed earnings and losses of affiliates	(1,326,747)	(936,252)
(Increase) decrease in other assets	(53,741)	(73,399)
Increase in other liabilities	1,184	3,712
Net Cash Provided by Operating Activities	1,464,905	1,734,380
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to subsidiaries	-	(5,000,000)
Transfer of bank premises to subsidiary	188,038	-
Net Cash Provided by (Used in) Investing Activities	188,038	(5,000,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of junior subordinated debentures	-	5,155,000
Cash dividends paid	(1,353,409)	(1,352,375)
Cash received from stock options exercised	36,778	-
Net Cash Provided by (Used in) Financing Activities	(1,316,631)	3,802,625
NET INCREASE (DECREASE) IN CASH	336,312	537,005
CASH AT BEGINNING OF YEAR	1,172,379	635,374
CASH AT END OF YEAR	$ 1,508,691	$ 1,172,379

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion presents a review of the major factors that have affected the financial condition of Britton & Koontz Capital Corporation (the "Company") and its subsidiaries, principally Britton & Koontz Bank, N.A. (the "Bank") since year end and compares the operating results for the twelve months ended December 31, 2004, to the same period in 2003.

Summary

In 2004, the Company reported net income of $2.8 million or $1.34 per diluted share representing a 3.8% increase over the $2.7 million or $1.29 per diluted share reported in 2003. Net income for the final quarter of 2004 was $820 thousand or $0.39 per diluted share, a 17.3% increase over the $699 thousand or $0.33 per diluted share, reported during the final quarter of 2003. Return on average equity for the year and fourth quarter of 2004 was 9.22% and 10.44%, respectively compared to 9.08% for both periods in 2003.

Higher earnings in the final quarter of 2004 were primarily attributable to cost savings associated with a reduction in staff and a realignment of branch locations. The Company began in 2004 with ten locations and 149 employees, and ended the year with six locations and 131 full-time equivalents. Earlier, in the second quarter, the Company closed and sold its Shields Lane office in Natchez, Mississippi. During the third quarter, the Company completed the closure of two locations in Baton Rouge, Louisiana. The Company also closed its Madison, Mississippi, office on November 19, 2004. The Baton Rouge closures follow a move into a larger, more updated facility on Bluebonnet Drive in Baton Rouge. The Madison branch closure decision was made in order to focus bank resources on expansion in other remaining markets, particularly in Baton Rouge. The Company had not made significant investment in facilities and had not deployed a significant number of personnel in Madison. In Natchez, the Company completed the renovation of its 11,000 square foot Tracetown branch office, which also houses the Company's mortgage banking department. Cost associated with the consolidation and realignment of branches has been expensed in 2004 and will not negatively impact future earnings.

Financial Condition

Assets

Total assets increased $4.2 million during 2004 to $377.2 million from $373.0 million at December 31, 2003. Contributing to the growth in assets were increases in loans of $11 million offset by reductions in investment securities and reductions in non-earning cash.

Average Earning Assets. Interest income from earning assets represents the Company's main source of revenue. Average earning assets for the period ended December 31, 2004, totaled $354.0 million, a $34 million or 10.5% increase compared to December 31, 2003. Almost half of the increase was due to a $16.7 million or 8.3% increase in average loans while the other half was from an $18.5 million or 15.9% increase in average investment securities. Growth in average earning assets was funded primarily with increases in Federal Home Loan Bank advances and proceeds from principal paydowns of investment securities.

Investment Securities. Investment securities primarily consist of mortgage-backed, municipal, corporate and agency securities. Securities that are deemed to be held-to-maturity ("HTM") are accounted for by the amortized cost method and represent approximately 30% of total securities. Those securities designated available-for-sale ("AFS") are accounted for at fair value and represent approximately 70% of the total. Management determines the classification of its securities at acquisition. While average securities increased form 2003 to 2004, total HTM and AFS investment securities fell by $4.2 million or 3% to $131.8 million at December 31, 2004, from $136.0 million at December 31, 2003. Changes in the market hindered late year purchases which would have kept total investment securities level at December 31, 2004, compared to December 31, 2003. Equity securities, comprised primarily of Federal Reserve Bank stock of $522 thousand, Federal Home Loan Bank ("FHLB") stock of $4.7 million and ECD Investments, LLC ("ECD") membership interests of $100 thousand, increased $215 thousand to $5.4 million in 2004 from $5.2 million in 2003, due to the purchase of additional stock at the FHLB.

The amortized cost of the Bank's investment securities at December 31, 2004, 2003 and 2002, are summarized as follows:

	Amortized Cost		
	12/31/04	12/31/03	12/31/02
Obligations of other U.S. Government Agencies and Corporations	$ 94,369,933	$ 95,312,108	$ 52,544,082
Obligations of state and Political Subdivisions	35,321,401	34,834,072	33,147,883
Privately Issued Collateralized Mortgage Obligations	173,419	296,220	720,866
Corporate Securities	1,007,752	4,033,806	5,078,192
	$ 130,872,505	$ 134,476,206	$ 91,491,023

The amortized cost of investment securities at December 31, 2004, by contractual maturity (including mortgage backed securities) is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on tax-exempt municipal securities have been computed on a book equivalent basis.

	Amortized Cost	Weighted Average Yield
Due in one year or less	$ 1,458,376	4.979%
Due after one year through five years	11,889,839	4.319%
Due after five years through ten years	57,442,470	4.255%
Due after ten years	60,081,820	4.927%
	$ 130,872,505	4.559%

Loans. Loans represent the Company's largest source of revenue. Total loans for the twelve month period ended December 31, 2004, were $221.0 million, an increase of $11.3 million compared to the year ended December 31, 2003. Average loans increased $16.7 million or 8.2% to $218.3 million at December 31, 2004 compared to $201.6 million at December 31, 2003. The Company experienced loan growth in all three markets. The Vicksburg market ended December 31, 2004, with $51 million in loans, representing 23% of the portfolio. The Baton Rouge market ended the year with $42 million, representing 19% of the portfolio, while the majority of the remaining portfolio was in the Natchez areas. Growth in loans was funded by operating activities, excess cash flows from pay-downs from investment securities and a portion of the Company's increase in borrowed funds. Table 1 presents the Bank's loan portfolio at the end of the last five years. The Company has no foreign loan activities.

TABLE 1: COMPOSITION OF LOAN PORTFOLIO

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00
Commercial, financial and agricultural	$ 31,589,000	$ 31,853,000	$ 34,264,000	$ 38,101,000	$ 33,102,000
Real estate-construction	18,360,000	14,690,000	7,207,000	6,066,000	10,883,000
Real estate-residential	73,277,000	78,128,000	65,624,000	63,379,000	76,150,000
Real Estate-other	83,297,000	70,729,000	61,660,000	59,729,000	47,042,000
Installment	14,229,000	14,195,000	15,881,000	17,759,000	19,372,000
Other	249,000	102,000	170,000	117,000	359,000
Total loans	$ 221,001,000	$ 209,697,000	$ 184,806,000	$ 185,151,000	$ 186,908,000

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The following table sets forth as of December 31, 2004, the periods in which a portion of the Bank's loan portfolio matures or reprices and the total amount of all such loans due after one year having (a) predetermined interest rates and (b) floating or adjustable rates. Loan maturities are based upon contract terms and specific maturity dates. Loans, with balloon payments and longer amortization, are often repriced and extended beyond the initial maturity when credit conditions remain satisfactory.

	Due in one year or less	Due after one year through five years	Due after five years	Total
Commercial, financial and agricultural	$ 16,170,000	$ 14,437,000	$ 982,000	$ 31,589,000
Real estate-construction	7,344,000	6,855,000	4,161,000	18,360,000
Total	$ 23,514,000	$ 21,292,000	$ 5,143,000	$ 49,949,000
Predetermined interest rates		$ 17,475,000	$ 2,042,000	
Floating or adjustable interest rates		$ 3,817,000	$ 3,101,000	

Asset Quality

Management periodically analyzes the diversification of the loan portfolio and the repayment ability of borrowers. When it appears to management that the Company will have trouble recapturing all outstanding principal and/or interest on a loan or loan relationship, the debt is placed on non-accrual. By placing loans on non-accrual the Company recognizes a problem credit, foregoes interest that is likely uncollectible, and adjusts the carried loan balance to reflect the collection amount expected. When problem credits are transferred to non-accrual status, the accrual of interest income is discontinued and all previously accrued and uncollected interest for the year is reversed against interest income. A non-accrual loan may be restored to an accrual status when it is no longer delinquent and management no longer doubts the collectibility of interest and principal.

Several key measures are used to evaluate and monitor the Company's asset quality. These measures include the levels and percentages of total nonperforming assets, loan delinquencies, non-accrual loans, foreclosed assets and charge-offs. Nonperforming assets, consisting of non-accrual loans, loans past due 90 days or more and other real estate owned decreased to $2.2 million at December 31, 2004, from $3.3 million at December 31, 2003. Nonperforming loans as a percent of total loans net of unearned income and loans held for sale decreased to .41% at December 31, 2004, from .74% the year before. During 2004, the Company resolved certain problem credits, primarily larger real estate and commercial loans across all Company markets. The resolution is reflected in the improvement of some problem credits and the migration of other problem credits from past due status through liquidation of collateral. A breakdown of nonperforming loans at the end of the last five years is shown in Table 2.

TABLE 2: BREAKDOWN OF NONPERFORMING LOANS

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00
			(dollars in thousands)		
Non-accrual loans by type					
Real estate	$ 532	$ 584	$ 1,513	$ 750	$ 950
Installment	26	20	16	86	39
Commercial and all other loans	214	580	537	449	89
Total non-accrual loans	772	1,184	2,066	1,285	1,078
Loans past due 90 days or more	129	337	253	1,510	311
Total nonperforming loans	901	1,521	2,319	2,795	1,389
Other real estate owned (net)	1,320	1,741	1,554	1,526	773
Total nonperforming assets	$ 2,221	$ 3,262	$ 3,873	$ 4,321	$ 2,162
Nonperforming loans as a percent of loans, net of unearned interest and loans held for sale	.41%	.74%	1.29%	1.56%	.74%
Additional interest income foregone on non-accrual loans	$ 38	$ 28	$ 141	$ 167	$ 78

There were no loans in either 2004 or 2003 classified as "troubled debt restructurings" as defined in Statement of Financial Accounting Standards No.15. At December 31, 2004, management was not aware of other loans that the Company had serious doubts as to the ability of the borrower to comply with the present repayment terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated through a provision for loan losses charged against operations and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. The allowance is subject to change as management re-evaluates the adequacy of the allowance on a quarterly basis. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on the evaluation of individual loans, the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of specific loans and other relevant factors. The Bank risk rates each loan at the initiation of the transaction and risk ratings are reviewed and changed, when necessary, during the life of the loan.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are considered impaired. Loan loss reserve factors are multiplied against the balances in each risk rating category to arrive at the appropriate level for the allowance for loan losses. Loans assigned higher risk ratings are monitored more closely by management. The general component of the allowance for loan losses groups loans with similar characteristics and allocates a percentage based upon historical losses and the inherent risks within each category. The unallocated portion of the allowance reflects management's estimate of probable but undetected losses inherent in the portfolio; such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. The methodology for determining the adequacy of the allowance for loan losses is consistently applied; however, revisions may be made to the methodology and assumptions based on historical information related to charge-off and recovery experience and management's evaluation of the current loan portfolio.

Based upon this evaluation, management believes the allowance for loan losses of $2.2 million at December 31, 2004, which represents 1.02% of gross loans held to maturity, is more than adequate, under prevailing economic conditions, to absorb probable losses on existing loans. At December 31, 2004, total reserves included specific reserves of $913 thousand, general reserves of $836 thousand and unallocated reserves of $451 thousand. At December 31, 2003, the allowance for loan losses was $2.1 million or 1.00% of gross loans held to maturity, which was composed of specific reserves of $711 thousand, general reserves of $803 thousand and unallocated reserves of $586 thousand.

Table 3 presents the activity in the allowance for loan losses for the last five years. In establishing the amounts of provision for each year charged to operating expense, management uses the basic methodologies described above. Table 4 presents the allocation of the allowance for loan losses applicable to each loan category for the periods ended December 31, 2004, 2003 and 2002. Information for 2000–2001 is not included in Table 4 because such information is not available to the Company.

TABLE 3: ACTIVITY OF ALLOWANCE FOR LOAN LOSSES

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00
			(dollars in thousands)		
Balance at beginning of year	$ 2,070	$ 2,129	$ 2,108	$ 1,884	$ 1,150
Charge-offs:					
Commercial, financial & agricultural	(108)	(285)	(434)	(97)	(216)
Real Estate-construction	(22)	(0)	(11)	(29)	(0)
Real Estate-residential	(29)	(37)	(150)	(22)	(2)
Real Estate-other	(62)	(419)	(266)	(0)	(0)
Installment and other	(47)	(91)	(282)	(249)	(119)
Recoveries:					
Commercial, financial & agricultural	23	60	64	7	75
Real Estate-residential	0	0	36	12	0
Real Estate-other	5	25	0	0	0
Installment and other	17	18	39	77	27
Net (charge-offs)/recoveries	(223)	(729)	(1,004)	(301)	(235)
Provision charged to operations	390	670	1,025	525	969
Balance at end of year	$ 2,237	$ 2,070	$ 2,129	$ 2,108	$ 1,884
Allowance for loan losses as a percent of loans, net of unearned interest and loans held for sale	1.02%	1.00%	1.18%	1.17%	1.01%
Net charge-offs as a percent of average loans	.10%	.36%	.55%	.16%	.13%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TABLE 4: ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	Amount			Percentage of loans in each category to total loans*		
	2004	2003	2002	2004	2003	2002
Commercial, financial and agricultural	$ 452	$ 350	$ 568	14.29%	15.19%	18.54%
Real estate-construction	60	36	140	8.31	7.01	3.90
Real estate-residential	149	136	112	33.16	37.26	35.51
Real Estate-other	764	811	673	37.69	33.73	33.36
Installment	361	151	95	6.44	6.77	8.59
Other	451	586	541	.11	.04	.10
Total loans	$ 2,237	$ 2,070	$ 2,129	100.00%	100.00%	100.00%

* Includes loans held for sale

Bank Premises and Equipment

Bank Premises and equipment decreased $330 thousand to $8.3 million at December 31, 2004, compared to $8.6 million at December 31, 2003. As mentioned earlier, branch consolidation, renovations and movements to more attractive offices reflect the Company's efforts to strengthen operations by controlling personnel, occupancy and other fixed asset costs. The Company has budgeted $750 thousand in 2005 for future branch sites in existing markets with expectations for funding from new deposits and increased cash flows from operating activities.

Other Real Estate

The balances of other real estate (ORE) decreased $421 thousand to $1.3 million in 2004 from $1.7 million in 2003. Activity during 2004 included foreclosures of $560 thousand and transfers of a closed branch office of $448 thousand, largely offset by proceeds from sales of $1.3 million and write-downs of $126 thousand. After closing the Company's branch on Florida Boulevard, in Baton Rouge, Louisiana, it was transferred to ORE and listed for sale with a local realtor who is actively marketing the property.

TABLE 5: OTHER REAL ESTATE ACTIVITY

Balance at December 31, 2003		$ 1,741
Write-downs	(126)	
Proceeds from sales	(1,303)	
Foreclosures	560	
Transfer bank premises	448	(421)
Balance at December 31, 2004		$ 1,320

Funding

Deposits. Deposits are the Company's primary source of funding for earning assets. Total deposits ended 2004 at $226.3 million compared to $232.9 million at December 31, 2003. Average deposits decreased 2.8% from $237 million at December 31, 2003, to $230 million at December 31, 2004. The decrease in average deposits was due primarily to normal fluctuations in public funds and other non-core deposits. While non-core deposits resulted in a decrease, average non-interest bearing deposits increased 8.7% from $33.8 million at December 31, 2003, to $36.8 million at December 31, 2004.

During 2004, the Company joined the Certificate of Deposit Account Registry Service ("CDARS"), an innovative new deposit placement service that helps banks attract and retain larger local deposits. Deposits at December 31, 2004, from CDARS amounted to $2.1 million.

Maturities of certificates of deposits of $100,000 or more outstanding at December 31, 2004, and December 31, 2003, are summarized below.

	12/31/04	12/31/03
Time remaining until maturity:		
Three months or less	$ 14,385,622	$ 9,249,501
Over three through six months	13,257,922	23,742,468
Over six through twelve months	11,775,185	7,023,633
Over twelve months	11,874,328	10,798,348
	$ 51,293,057	$ 50,813,950

Deposits at December 31, 2004, and December 31, 2003, consist of the following:

	12/31/04	12/31/03
Non-interest bearing demand deposits	$ 39,868,482	$ 37,523,263
Now accounts	28,103,197	35,062,025
Money market deposit accounts	24,974,678	27,096,521
Savings accounts	16,490,444	16,788,328
Certificates of deposit	116,851,128	116,463,645
	$ 226,287,929	$ 232,933,782

Short-Term Borrowings. Average short-term borrowed funds increased $17.3 million to $42.4 million in 2004 from $25.1 million in 2003. These borrowings include overnight funding through established lines of credit with correspondent banks and the FHLB of Dallas. Also included are term advances, maturing in one year or less from the FHLB of Dallas along with customer repurchase agreements Term advances from the FHLB at December 31, 2004, amounted to $29 million, the highest balance throughout 2004, with an average balance and rate of $21 million and 3.03%, compared to $20 million, the highest balance throughout 2003, and an average balance and rate of $9 million and 2.82% at December 31, 2003. Securities sold under repurchase agreements at December 31, 2004 were $8.1 million with an average cost of 2.16%, as compared to $9.9 million, with an average cost of 1.20% at December 31, 2003. Increases in borrowings and cash provided from operations were used to replace lost public deposits and fund the increase in loans. Management does not believe the increase in short-term borrowings will negatively affect operations or its ability to meet future liquidity needs.

Average Balances and Yield Analysis

The following table presents the Bank's average balance sheets during 2004, 2003 and 2002. Dividing income or expense by the average balance of assets or liabilities, respectively, derives yields and costs. Non-accrual loans are included in loans for yield computations. Loan fees and late charges in the amount of $835 thousand are included in both income and yield computations in loans. Income and expense resulting from interest rate caps and swaps used to manage interest rate risk are included appropriately in loans and certificates of deposit. No tax-equivalent adjustments have been made. All averages are derived from monthly average balances.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Average Balances and Yield Analysis

(dollars in thousands)

	Twelve Months Ended December 31,								
	2004			2003			2002		
	Average Balance	Interest Income/ Expense	Average % Yield/Rate	Average Balance	Interest Income/ Expense	Average % Yield/Rate	Average Balance	Interest Income/ Expense	Average % Yield/Rate
ASSETS									
Loans	$ 218,301	$ 14,031	6.43%	$ 201,595	$ 14,519	7.20%	$ 182,744	$ 14,735	8.06%
Investment securities:									
U.S. Government	339	12	3.54%	-	-	-	5,424	217	4.00%
Mortgage Backed Securities	91,870	3,819	4.16%	74,252	3,068	4.13%	45,107	2,826	6.26%
State & municipal	35,036	1,634	4.66%	33,424	1,576	4.72%	33,113	1,563	4.72%
Other	7,748	267	3.44%	8,844	376	4.25%	8,858	397	4.49%
Total investment securities	134,993	5,732	4.25%	116,520	5,020	4.31%	92,502	5,003	5.41%
Interest bearing bank balances	543	8	1.50%	1,447	15	1.03%	1,838	38	2.06%
Federal funds sold	167	3	1.56%	775	11	1.37%	2,267	33	1.47%
Total earning assets	354,004	19,774	5.59%	320,337	19,565	6.11%	279,351	19,809	7.08%
Allowance for loan losses	(2,224)			(2,209)			(2,008)		
Cash & due from banks, non-interest bearing	8,610			8,434			7,818		
Bank premises & equipment	8,547			7,374			7,096		
Cash Value Life Insurance and other	929			922			882		
Other assets	5,630			5,708			6,461		
TOTAL ASSETS	$ 375,496			$ 340,566			$ 299,600		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing deposits:									
Savings	$ 16,859	$ 122	0.72%	$ 16,910	$ 133	0.79%	$ 16,830	$ 259	1.54%
Interest bearing checking	34,150	186	0.54%	35,511	216	0.61%	34,300	214	0.62%
Money rate savings	25,631	250	0.97%	29,183	413	1.41%	21,758	460	2.11%
Certificates of deposit and other time deposits	117,039	2,780	2.38%	121,597	3,193	2.63%	115,568	4,125	3.57%
Total interest bearing deposits	193,679	3,338	1.72%	203,201	3,955	1.95%	188,456	5,058	2.68%
Short term borrowed funds	42,371	1,017	2.40%	25,147	451	1.79%	11,801	510	4.32%
Long term debt	67,665	2,110	3.12%	44,359	1,923	4.34%	34,088	1,637	4.80%
Total interest bearing liabilities	303,715	6,465	2.13%	272,707	6,329	2.32%	234,345	7,205	3.07%
Non-interest bearing deposits	36,758			33,818			31,639		
Other liabilities	4,170			3,860			4,293		
Shareholders' equity	30,853			30,181			29,323		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 375,496	$ 6,465		$ 340,566	$ 6,329		$ 299,600	$ 7,205	
Interest income and rate earned		$ 19,774	5.59%		$ 19,565	6.11%		$ 19,809	7.08%
Interest expense and rate paid		6,465	2.13%		6,329	2.32%		7,205	3.07%
Interest rate spread			3.46%			3.79%			4.01%
NET INTEREST INCOME & NET YIELD ON AVERAGE EARNING ASSETS		$ 13,309	3.76%		$ 13,236	4.13%		$ 12,604	4.51%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Capital

Stockholders' equity totaled $31.2 million at December 31, 2004, compared to $30.2 million at December 31, 2003. The increase is primarily the result of net income of $2.8 million offset by dividend payments totaling $1.4 million, and $572 thousand decrease in accumulated other comprehensive income. Comprehensive income is the result of unrealized gains or losses on available-for-sale securities and the recognition of the fair value of certain derivative instruments. The Company's AFS portfolio, representing approximately 70% of investment securities are marked to market each month and the result of these unrealized gains or losses, net of deferred taxes are reported as a component of comprehensive income in stockholders' equity. The ratio of stockholders' equity to assets increased to 8.3% at December 31, 2004, from 8.1% at December 31, 2003. Combined capital expenditures for facilities and equipment for 2005 are budgeted to be $1.4 million. Since depreciation expense for 2005 is expected to be approximately $750 thousand, management does not anticipate a significant increase in fixed assets.

Capital levels for the Company and the Bank substantially exceed the minimum requirements of the regulatory agencies for well-capitalized institutions in all three categories in both 2004 and 2003. Both the Company and the Bank maintain levels in total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and a leverage ratio (Tier 1 capital to average assets) in excess of the minimum requirements of 10.00%, 6.00% and 5.00%, respectively.

	December 31, 2004		December 31, 2003	
	Company	Bank	Company	Bank
Risk-based capital:				
Total	$ 36,754	$ 34,836	$ 34,952	$ 33,252
Tier 1	34,517	32,599	32,882	31,182
Leverage	34,517	32,599	32,882	31,182
Assets:				
Quarterly average assets (1)	373,843	374,974	356,192	355,654
Risk-weighted assets	238,261	237,955	227,652	227,158
Ratios:				
Total risk-based capital	15.43%	14.64%	15.39%	14.64%
Tier 1 risk-based capital	14.49%	13.70%	14.48%	13.73%
Leverage	9.23%	8.69%	9.23%	8.77%

(1) Excludes disallowed assets

Results of Operations

The following are measurements of the Company's earnings in relation to assets, equity and earnings per share for the past three years.

	2004	2003	2002
Return on average assets	.76%	.80%	.41%
Return on average equity	9.22%	9.08%	4.23%
Dividend payout ratio	47.58%	49.38%	105.67%
Average equity to average assets	8.22%	8.86%	9.79%
Net interest margin	3.76%	4.13%	4.51%
Basic income per share	$ 1.35	$ 1.30	$ 0.59
Diluted income per share	$ 1.34	$ 1.29	$ 0.59

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Analysis of Net Income

Net income for the twelve months ended December 31, 2004, was $2.8 million or $1.34 per diluted share, compared to $2.7 million or $1.29 per diluted share for the same period in 2003. Although net income was relatively unchanged for the two years, management believes that the consolidation of bank premises and reductions in bank-wide personnel has enhanced the position of the Company as it moves into the new year. The reduction of 20 full-time equivalents since December 31, 2003, and the elimination of four locations will enable the Company to be more efficient and productive in existing markets.

Analysis of Net Interest Income

Net interest income (NII), the amount by which interest income on loans, investments and other interest earning assets exceed interest expense on deposits and other borrowed funds, increased $73 thousand to $13.3 million for the twelve months of 2004 compared to the same period in 2003. While increases in volumes of earning assets and costing liabilities created a positive effect of $870 thousand on NII, falling interest rates had the opposite effect. As more assets than liabilities repriced in the lower rate environment, NII decreased by $797 thousand from 2003 to 2004. Net interest margin decreased from 4.13% to 3.76%.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to changes in interest rates. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (a) changes in volume (i.e., changes in volume multiplied by the old rate) and (b) changes in rates (i.e., changes in rates multiplied by the old volume.) For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rates.

	2004 compared to 2003 Increase/(Decrease) Due to Changes		
	Total	Volume	Rate
		($ in thousands)	
Interest earning assets:			
Loans	(488)	1,147	(1,635)
Investment securities:			
U.S. Government	12	12	-
Mortgage Backed Securities	752	732	20
State & municipal	57	75	(18)
Other	(109)	(43)	(66)
Total investment securities	712	776	(64)
Interest bearing bank balances	(7)	(12)	5
Federal funds sold	(8)	(9)	1
Total earning assets	209	1,902	(1,693)
Interest bearing deposits:			
Savings	(11)	-	(11)
Interest bearing checking	(30)	(8)	(22)
Money rate savings	(163)	(46)	(117)
Certificates of deposit and other time deposits	(413)	(117)	(296)
Total interest bearing deposits	(617)	(171)	(446)
Short term borrowed funds	566	378	188
Long term debt	187	826	(639)
Total interest bearing liabilities	136	1,033	(897)
Change in Interest Earning Assets	209	1,902	(1,693)
Change in Interest Bearing Liabilities	136	1,033	(897)
Change in Net Interest Income	73	869	(796)

Provision for Loan Losses

The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level consistent with management's assessment of the risk of loss in the loan portfolio in light of current risk management strategies, economic conditions and market trends. A migration in the non-performing status of certain problem commercial and real estate loans from past due to partial charge-off and foreclosure occurred throughout 2004. The Company recorded a provision for the twelve months ended December 31, 2004, of $390 thousand, compared to $670 thousand in 2003. The lower levels of charge-offs and the quarterly estimates for the level of reserves in the allowance for loan losses resulted in lower provisions for 2004.

Non-Interest Income/Non-Interest Expense

Non-interest income decreased $89 thousand from $2.8 million in 2003 to $2.7 million in 2004. Revenues from the Company's mortgage banking department were substantially reduced due to a sharp decline in mortgage production after a rise in mortgage rates from the historically low levels of 2003. Loans originated for sale to the secondary market decreased $35.1 million from $74.5 million in 2003 to $39.4 million in 2004. Due to this reduction in new originations, gains on sale of mortgage loans decreased $297 thousand. The Company has budgeted modest increases in mortgage income during 2005. Additional revenue of $66 thousand from the Company's investment department and a gain of approximately $175 thousand on the sale of the Shields Lane branch in Natchez helped offset the loss of revenue from mortgage loans.

Non-interest expense increased only $128 thousand or 1% to $12.0 million for the year ended December 31, 2004, compared to $11.8 million for the same period in 2003. Salary expense for 2004 increased $270 thousand over 2003. Included in the 2004 expense is approximately $160 thousand related to deferred compensation, for the year 2005, associated with the resignation and retirement of four employees. Non-interest expense also improved $260 thousand from decreases in employee benefits.

Liquidity

Liquidity is a measure of the ability to fund loan commitments and meet deposit maturities and withdrawals in a timely and cost-effective way. These needs can be met by generating profits, attracting new deposits, converting assets (including short-term investments, mortgage loans held for sale and securities available for sale) to cash through sales or securitizations, and increasing borrowings. To minimize funding risks, management monitors liquidity monthly through reviews of basic surplus which includes investment securities available for pledging or borrowing offset by short-term liabilities along with loan and deposit forecasts.

Principal sources of liquidity for the Company are asset cash flows, customer deposits and the ability to borrow against investment securities and loans. The Company's cash and cash equivalents decreased from $8.4 million at December 31, 2003, to $6.6 million at December 31, 2004. The decrease is due to a reduction in the amount of cash held at the Federal Reserve pursuant to applicable regulations. Cash provided by operating and financing activities during the year was $6.5 and $1.5 million, respectively, while investing activities used $9.8 million.

Management believes that the current level of short-term investments and securities available for sale is more than adequate to meet the Company's current liquidity needs. Additional sources of liquidity available to the Company include the ability to issue additional retail brokered certificates of deposit and the ability to sell or securitize a portion of the Company's residential first mortgage portfolio. The Company also has available federal funds lines and its membership in the FHLB to further augment liquidity by providing a readily accessible source of funds at competitive rates.

Off-Balance-Sheet Arrangements

The Bank enters into off-balance-sheet arrangements in the normal course of its business. For a discussion of such arrangements, see Note A, "Summary of Significant Accounting Policies-Off-Balance-Sheet Financial Instruments," "Interest-Rate Cap Agreements," "Interest-Rate Swap Agreements," Note O, "Commitments and Contingencies," and Note R, "Interest Rate Risk Management," in the Notes to the Consolidated Financial Statements of the Company. Such discussion is incorporated by reference into this item.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties, which could cause the actual results to differ materially from the Company's expectations. Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in the Company's documents or oral presentations, the words "anticipate", "estimate", "expect", "objective", "projection", "forecast", "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing market conditions, availability or cost of capital, employee workforce factors, costs and other effects of legal and administrative proceedings, and changes in federal, state or local legislative requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

This statement has not been reviewed or confirmed for accuracy or relevance by the Office of the Comptroller of the Currency.

Information Regarding our Common Stock

The Company's common stock is listed on the NASDAQ Small Cap Market, and trades under the symbol "BKBK." The table below sets forth the high and low sales prices ranges for the common stock, as reported by NASDAQ. The sales price information reflects inter-dealer prices, without retail mark-up, mark down or commission, and may not represent actual transactions.

	Dividends Per Share	High	Low
Year 2004			
4th Quarter	$ .32	$ 18.75	$ 16.75
3rd Quarter		$ 18.46	$ 16.82
2nd Quarter	$ .32	$ 20.00	$ 16.55
1st Quarter		$ 19.80	$ 16.64
Year 2003			
4th Quarter	$ .32	$ 19.49	$ 16.30
3rd Quarter		$ 17.79	$ 15.64
2nd Quarter	$ .32	$ 17.76	$ 13.66
1st Quarter		$ 15.20	$ 13.64

On December 31, 2004, there were 529 shareholders of record of the Company's common stock.

Pursuant to Mississippi law, the Company's Board of Directors may authorize the Company to pay cash dividends to its shareholders. The only limitation on such a dividend is that no distribution may be made if, after giving effect to the distribution (a) the Company would not be able to pay its debts as they come due in the usual course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the distribution.

The principal source of the Company's cash revenues are dividends from the Bank. There are certain limitations under federal law on the payment of dividends by national banks. Under federal law, the directors of a national bank, after making proper deduction for all expenses and other deductions required by the Comptroller of the Currency, may credit net profits to the bank's undivided profits account, and may declare a dividend from that account of so much of the net profits as they judge expedient. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings. The Bank's ability to pay dividends is also limited by prudence, statutory and regulatory guidelines, and a variety of other factors.

Further, in connection with the acquisition of Natchez First Federal in 1993, the Bank assumed a liquidation account of approximately $2.8 million which has the effect of prohibiting the payment of dividends if the Bank's net worth would thereby be reduced below the amount required for the liquidation account. Management does not anticipate that this restriction will have a material adverse effect on the Bank's ability to pay dividends to the Company.

The Company has declared semiannual cash dividends in each of the last three fiscal years totaling, on an annual basis, $.62 per share for 2002 and $.64 per share for 2003 and $.64 in 2004. Historical dividend payout ratios, expressed as a percentage of net income, for 2002, 2003 and 2004, were 105.67%, 49.38% and 47.58%, respectively.

The declaration of future dividends is at the discretion of the Company and generally will be dependent upon the earnings of the Bank, the assessment of capital requirements, considerations of safety and soundness, applicable law and regulation and other factors. Subject to the limitations set forth above, it is the present policy of the Board of Directors of the Company to continue the declaration of cash dividends on the Company's common stock on a semiannual basis, to the extent practicable.

Retained earnings of the Bank available for payment of cash dividends under applicable dividend regulations exceeded $2.8 million and $3.3 million as of December 31, 2004, and December 31, 2003, respectively. The Bank intends to retain most of these funds for capital and not pay them out as dividends.

CORPORATE INFORMATION

Annual Meeting/ Principal Office:
3:30 P.M., Tuesday, April 26, 2005
Britton & Koontz Bank, National Association
500 Main Street
Natchez, Mississippi 39120

Transfer Agent and Registrar:
American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038
718-921-8200

Independent Auditors:
Hannis T. Bourgeois, LLP
2322 Tremont Drive, Suite 200
Baton Rouge, Louisiana 70809

For Additional Information Contact:
William M. Salters
Chief Financial Officer
601-445-5576
e-mail: corporate@bkbank.com

For copies of the Annual Report on Form 10-KSB or Quarterly Reports on Form 10-QSB filed with the Securities and Exchange Commission visit www4.bkbank.com or contact:

Cliffie Anderson
Investor Relations
500 Main Street
P.O. Box 1407
Natchez, Mississippi 39121
601-445-5576
e-mail: corporate@bkbank.com

Questions regarding stock holdings, certificates, replacement, dividends, and address changes should be addressed to:
American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038
718-921-8200

DIRECTORS AND EXECUTIVE OFFICERS

W. Page Ogden [1]
Chairman
President & Chief Executive Officer
Britton & Koontz Capital Corporation
Britton & Koontz Bank, National Association

Robert R. Punches [1]
Partner
Gwin, Lewis & Punches, LLP, Attorneys
Vice Chairman
Britton & Koontz Capital Corporation
Britton & Koontz Bank, National Association

Albert W. Metcalfe [1]
President
Jordan Auto Company, Inc.
Secretary
Britton & Koontz Capital Corporation
Britton & Koontz Bank, National Association

W. W. Allen, Jr. [1]
President
Allen Petroleum Services, Inc.

Craig A. Bradford, D.M.D. [1]
Pediatric Dentist

A. J. Ferguson [1]
Petroleum Geologist

George R. Kurz [2]
Principal
Kurz & Hebert
Commercial Real Estate, Inc.

Bethany L. Overton [1]
President
Lambdin-Bisland Realty Co.

R. Andrew Patty II [1]
Member
Sieberth and Patty, LLC, Attorneys
Vice President
Britton & Koontz Capital Corporation

Vinod K. Thukral, Ph.D. [1]
Professor
Tulane University

[1] *Director of Britton & Koontz Capital Corporation and Britton & Koontz Bank, N.A.*
[2] *Director of Britton & Koontz Bank, N.A. only*

Directors Emeriti:

W. J. Feltus III
President
Feltus Brothers, Ltd

Wilton R. Dale
Petroleum Geologist
Co-Owner, Dale Exploration Company

C.H. Kaiser, Jr.
Partner
Jordan, Kaiser and Sessions, Engineering

Donald E. Killelea, M.D.
Pediatrician – retired

Bazile R. Lanneau
Life Insurance

BRITTON & KOONTZ BANK N.A.

LOCATIONS

Natchez, Mississippi

Main Office
500 Main Street, 39120

Tracetown Shopping Center
55 Seargent S. Prentiss Drive, 39120

St. Catherine
411 Highway 61 North, 39120

Vicksburg, Mississippi

South Frontage Road
2150 S. Frontage Road, 39180

Medical Center
2059 Highway 61 North, 39180

Baton Rouge, Louisiana

Bluebonnet
8810 Bluebonnet, 70810